Exhibit 99.1

China Yuchai International Appoints New President

Singapore, Singapore – June 22, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today the appointment of Mr. Boo Guan Saw to its Board of Directors effective July 1, 2009. Mr. Saw will also be assuming the role of President from the current President, Mr. Tong Kooi Teo with effect from August 1, 2009. Mr. Teo will continue as a non-executive director of China Yuchai.

Mr. Saw is a veteran of the automotive industry with 23 years experience within the Cummins organization as well as at General Motors Corp. His most recent position was as President of Cummins Westport Inc., a joint venture between Cummins, Inc. and Westport Innovations, Inc., based in Vancouver, Canada. Cummins Westport produces heavy-duty natural gas and propane alternative engines that meet or exceed the most stringent environmental standards in North America and Europe. As President of Cummins Westport Inc. from 2005, Mr. Saw was responsible for the worldwide natural gas engine business. Under his leadership from 2005 to 2008, revenue and profit increased 32% and 65% respectively on a compounded annual growth rate.

From 1989 to 2005, Mr. Saw’s responsibilities included general management and marketing and distribution management for various Cummins entities in the U.S., Singapore, Hong Kong and China. Between 1986 and 1989, Mr. Saw was a productivity analyst and production coordinator at General Motors focused on fastener quality control and process engineering in Flint, Michigan.

Mr. Saw, a Malaysian Federal Government Scholar, received a Master’s degree in Public and Private Management from Yale University, U.S. in 1986 and a Bachelor of Economics (Hons) in Mechanical Engineering from the University of Malaya, Malaysia in 1979. Mr. Saw was awarded a Merit Performance Award by General Motors Corp and the Calstart Blue Sky Merit Award at Cummins Westport as well as the Canadian American Business Achievement Award from the Canadian American Business Council.

Mr. Tong Kooi Teo said “The Board of Directors of China Yuchai is very pleased that Boo Guan, a successful industry veteran is joining China Yuchai as President. We believe that his extensive industry knowledge and management experience will be invaluable in driving the Company forward during this difficult economic climate and we look forward to working closely with him to enhance shareholder value.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com